

September 19, 2023

Wong Kim Kwan Kings
Chief Executive Officer
Top Wealth Group Holding Ltd
Units 714 & 715
7F, Hong Kong Plaza
118 Connaught Road West
Hong Kong

> **Re: Top Wealth Group Holding Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted September 11, 2023**
> **CIK No. 0001978057**

Dear Wong Kim Kwan Kings:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 filed September 11, 2023

Prospectus Summary, page 1

1.   Please revise your Risk Factor Summary to ensure it does not exceed two pages. Refer to Item 503(b) of Regulation S-K.

Exhibits

2.   Please file the sales contract between Fujian Longhuang Biotech Co., Limited, and Fujian Aoxuanlaisi Biotechnology Co., Ltd. as an exhibit to your registration statement (*i.e.,* in addition to your sales contract with Fujian Aoxuanlaisi filed as Exhibit 10.12).

3.     We note disclosure on page 117 that certain legal matters as to PRC law will be passed upon by AllBright Law Offices.  Please file this opinion or consent of counsel as an exhibit to your registration statement.

     You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing